EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Raindance Communications, Inc.:
     We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-44348 and 333-82266) and Form S-3 (No. 333-88734) of Raindance Communications, Inc. of our reports dated March 9, 2006, with respect to the balance sheets of Raindance Communications, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 Annual Report on Form 10-K of Raindance Communications, Inc.
KPMG LLP
Boulder, Colorado
March 9, 2006